Exhibit 99.(d)(4)(ii)

June 18, 2026

Barrow, Hanley, Mewhinney & Strauss, LLC

2200 Ross Avenue, 31st Floor

Dallas, TX 75201

Dear Client Services, James Carpenter,

We wanted to inform you that we have moved! Our new address is:

1000 Continental Drive, Suite 500

King of Prussia, PA 19406

Please consider this letter as an amendment to the “Notice” section of our services agreement with your firm. Because any amendment requires your written consent, please note that we will treat your acknowledgment of receipt of the cover e-mail to which this letter amendment was attached as your written consent.

We look forward to continuing to work with your firm. If you have any questions, please do not hesitate to reach out to me or any of your other Orion contacts.

Sincerely,

/s/ Brian Ferko
Brian Ferko
President & Chief Operating Officer Brinker Capital Destinations Trust